[redacted]

12011789

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

AB
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLOCK-KELLY COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

304 NORTH BROAD STREET
(No. and Street)

MONROE	GA	30655
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EUGENE KELLY, JR. 770-267-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST. S.E., STE. #4	MARIETTA	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr

OATH OR AFFIRMATION

I, EUGENE KELLY, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLOCK-KELLY COMPANY, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eugene Kelly, Jr.
Signature

PRESIDENT
Title

Vicki Anderson Cole
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flow.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (O) Independent Auditor's Report on Internal accounting structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLOCK-KELLY COMPANY

(A Georgia S Corporation)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2011

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Block-Kelly Company
Monroe, Georgia

We have audited the accompanying Statement of Financial Condition of Block-Kelly Company(an S Corporation) as of December 31, 2011, and the related Statement of Income, Changes of Shareholder's Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Block-Kelly Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 15, 2012

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

goldman & COMPANY, CPAS

BLOCK-KELLY COMPANY
STATEMENT OF FINANCIAL CONDITION

Exhibit A

		December 31, 2011
ASSETS		
Cash & Cash Equivalents	$	287,828
Cash segregated in compliance with federal & other regulations		97,088
Receivable from clearing broker dealer		22,588
Deposit with clearing broker dealer		15,000
Other Asset		1,344
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $17,423		-
TOTAL ASSETS	$	423,848
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Payable to Customers:		
Securities Accounts, including free credit balances	$	21,343
Accrued Expenses & Other Liabilities		9,451
TOTAL LIABILITIES	$	30,794

The Accompanying Notes are an Integral Part of these Financial Statements

BLOCK-KELLY COMPANY
STATEMENT OF FINANCIAL CONDITION

Exhibit A

Continued

	December 31, 2011
SHAREHOLDER'S EQUITY (EXHIBIT C)	
Common Stock - $10 Par Value, 1,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$ 10,000
Additional Paid-In Capital	356,000
Retained Earnings	27,054
TOTAL SHAREHOLDER'S EQUITY	393,054
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 423,848

BLOCK-KELLY COMPANY
STATEMENT OF INCOME

		Year Ended December 31, 2011
REVENUE		
Commissions on Securities:		
Listed stocks traded in 3rd market	$	100,629
Other		65,139
Interest income		4,681
Total Revenue		170,449
COSTS AND EXPENSES		
Employee Compensation & Benefits		12,716
Salaries & other employment costs of stockholder		12,000
Communication & Data Processing		2,414
Floor brokerage, exchange & clearance fees		15,606
Occupancy Costs		34,937
Other General and Administrative		21,102
Total Costs and Expenses		98,775
NET INCOME	$	71,674

BLOCK-KELLY COMPANY, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2010	1,000	$ 10,000	$ 356,000	$ 29,820	$ 395,820
2011 NET INCOME (Exhibit B)	-	-	-	71,674	71,674
Shareholder Distribution Paid in 2011	-	-	-	(74,440)	(74,440)
BALANCE - December 31, 2011	1,000	$ 10,000	$ 356,000	$ 27,054	$ 393,054

BLOCK-KELLY COMPANY
STATEMENT OF CASH FLOWS

Exhibit D

		December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	71,674
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
(Increase) Decrease in Operating Assets:		
Accounts Receivable from brokers dealers		54,464
Cash & securities segregated under federal & other regulations		(368)
Other Assets		1,796
Increase (Decrease) in Operating Liabilities:		
Accrued Expenses		(2,330)
Payable to Customers		(50,368)
NET CASH PROVIDED BY OPERATING ACTIVITIES		74,868
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder Distribution Paid		(74,440)
NET CASH USED IN FINANCING ACTIVITIES		(74,440)
INECREASE IN CASH AND CASH EQUIVALENTS		428
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		287,400
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	287,828

The Accompanying Notes are an Integral Part of these Financial Statements.

BLOCK-KELLY COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed January 25, 1982, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority and the Georgia and Texas Securities Commissions. Pursuant to the registration, the Company must maintain minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $250,000 and is authorized to hold securities or funds for its customers. The Company retails corporate equity securities. The Company is a non exchange member that arranges for transactions in listed securities though an exchange member. The Company maintains an omnibus account with a clearing broker for the purpose of trading securities on behalf of its customers.

B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight line method for book purposes. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

C. Customer securities transactions and related commission income and expenses are recorded on trade date.

D. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Company's segregates cash under federal and other regulations. The Company segregated $97,088 for the benefit of its customers under rule 15c3-3 of the Securities Act of 1934. This segregated cash is not included in cash and cash equivalents in the statement of cash flows.

E. The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income taxes: Income taxes have not been provided because the shareholders elected to be treated as a small business corporation for income tax purposes as provided in Section 1372(a) of the Internal Revenue Code. As such, the corporation income or loss and credits are passed to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

BLOCK-KELLY COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

(Continued)

The Company has adopted the provisions of FASB Interpretation #48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the US Federal jurisdiction and the state of Georgia, is no longer subject to US federal income tax examination for years before 2008.

G. Subsequent Events: The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 15, 2012, the date in which the financial statements were available to be issued. None were noted.

2. COMMITMENTS AND RELATED PARTY TRANSACTONS

The Company leases its office facilities from its stockholder under a lease that expires July 1, 2012. Office rent expense under the related party lease was $30,000 for 2011.

Minimum future lease payments are as follows:

Year	Related Party
2012	$ 15,000

3. OFF BALANCE SHEET RISK

The Company is engaged in various activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2011, the Company had net capital of $387,532, which was $137,532 is in excess of its required net of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.079462 to 1.

5. CLEARANCE AGREEMENT

The Company clears its customer accounts through a Special Omnibus Account for the exclusive benefit of customers with its clearing broker. The Company is required to maintain a deposit in cash or securities in the account.

The Company's Special Omnibus agreement requires that a minimum balance of $15,000 be maintained on deposit with the clearing broker.

SCHEDULE 1

BLOCK-KELLY COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
As of December 31, 2011

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 393,054
LESS NON-ALLOWABLE ASSETS	
Other Assets	(1,344)
Subtotal Non Allowable Assets	(1,344)
Less: Haircuts on Securities	
Money Market	(448)
Certificates of Deposits	(3,731)
NET CAPITAL	$ 387,531

Reconciliation with Company's computation (included in part II of Form X-17A-5) as of December 31 2011

There is no significant difference between net capital as reported in Part II A of Form X-17A-5 and net capital as reported above.

SCHEDULE 2

BLOCK-KELLY COMPANY
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
As of December 31, 2011

AGGREGATE INDEBTEDNESS		
Payable to Customers	$	21,343
Accrued Expenses & Other		9,451
TOTAL AGGREGATE INDEBTEDNESS (AI)	$	30,794
RATIO – Aggregate Indebtedness to Net Capital		0.079462
BASIC NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	387,531
Minimum Net Capital Requirement (See note A below)		250,000
Minimum capital required from above		250,000
EXCESS NET CAPITAL	$	137,531

Note A: Minimum capital requirement per Rule 15c3-1 is $250,000 for brokers that carry customer accounts.

SCHEDULE 3

BLOCK-KELLY COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Credit Balances:		
Free Credit balances & other credit balances in customers' security accounts	$	12,007
Other		9,336
Total Credit Items		21,343
Debit Balances:		
Other Omnibus account		21,343
Total Debit Items		21,343
Reserve Computation:		
Excess of total debits over total credits		0
Excess of total credits over total debits		(0)
Required Deposit		0
Reconciliation with Company's computation included in II of Form X-17A-5 as of December 31, 2011:		
Excess as reported in Company's II FOCUS Report (unaudited)		-
Excess as reported in above computation		0
Difference		(0)

BLOCK-KELLY COMPANY
INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

MARKET VALUATION:

1. Customers' fully paid securities and excess margin securities not in the respondents' possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but which the required action was not taken by respondents within the time frames specified under Rule 15c3-3.	$	None
A. Number of items		0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	None
A. Number of items		0

goldman & COMPANY, CPAs

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

To the Shareholder
Block-Kelly Company
Monroe, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Block-Kelly Company, for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the reserve requirements of Rule 15c3-3. Because the Company carries securities accounts for customers or performs custodial functions relating to customers' securities, we reviewed the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications and comparisons Recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Making periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3e.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPAs PC

Goldman & Company, CPAs, PC
February 15, 2012